EXHIBIT 12.1
JPMORGAN CHASE & CO.
Computation of Ratio of Earnings to Fixed Charges

Year ended December 31, (in millions, except ratios)	2006
Excluding Interest on Deposits
Income from continuing operations before income taxes	$19,886

Fixed charges:
Interest expense	20,823
One-third of rents, net of income from subleases (a)	357

Total fixed charges	21,180

Less: Equity in undistributed income of affiliates	(152)

Income from continuing operations before income taxes and fixed charges, excluding capitalized interest	$40,914

Fixed charges, as above	$21,180

Ratio of earnings to fixed charges	1.93

Including Interest on Deposits
Fixed charges, as above	$21,180

Add: Interest on deposits	17,042

Total fixed charges and interest on deposits	$38,222

Income from continuing operations before income taxes and fixed charges, excluding capitalized interest, as above	$40,914

Add: Interest on deposits	17,042

Total income from continuing operations before income taxes, fixed charges and interest on deposits	$57,956

Ratio of earnings to fixed charges	1.52

(a)	The proportion deemed representative of the interest factor.